Exhibit 99.2

Consolidated Financial Statements

(Expressed in United States dollars)

Greater China Intermodal
Investments LLC

Years ended December 31, 2017, 2016 and 2015

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Greater China Intermodal Investments LLC:

We have audited the accompanying consolidated financial statements of Greater China Intermodal Investments LLC, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of net income and comprehensive income, members’ equity and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Greater China Intermodal Investments LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

February 16, 2018

Greater China Intermodal Investments LLC

Consolidated Balance Sheets

(Expressed in United States dollars)

December 31, 2017 and 2016

	2017	2016

Assets

Current assets:
Cash	$55,129,657	$37,838,258
Accounts receivable and prepaid expenses (note 4)	4,507,813	6,283,350
Due from shareholder (note 3)	333,261	3,031,820
Due from entities under common control (note 3)	303,336	278,669
	60,274,067	47,432,097

Vessels (note 5)	1,616,336,764	1,577,187,123
Other assets (note 6)	19,947,145	20,288,342

	$1,696,557,976	$1,644,907,562

Liabilities and Members’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$5,042,580	$5,501,386
Deferred revenue	6,633,499	6,274,400
Due to affiliates (note 3)	3,836,823	11,315,924
Current portion of long-term debt (note 7)	88,161,760	87,930,273
Shareholder loan (note 3)	36,100,000	57,266,200
	139,774,662	168,288,183

Long-term debt (note 7)	937,989,999	966,985,531
Fair value of financial instruments (note 9(b))	3,671,513	7,069,331
	1,081,436,174	1,142,343,045
Members’ equity:
Members’ capital	477,081,428	415,773,217
Accumulated income	138,040,374	86,791,300
	615,121,802	502,564,517

	$1,696,557,976	$1,644,907,562

Commitments and contingencies (note 10)

Subsequent events (note 12)

See accompanying notes to consolidated financial statements.

Greater China Intermodal Investments LLC

Consolidated Statements of Net Income and Comprehensive Income

(Expressed in United States dollars)

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015

Revenue	$188,355,031	$186,766,190	$146,416,383

Operating expenses:
Ship operating	35,698,441	37,498,217	31,123,907
Depreciation	48,952,346	44,066,522	30,153,093
General and administrative expenses	3,196,090	6,235,819	2,789,960
Expenses related to customer
bankruptcy (note 4)	351,387	22,855,267	-
Gain on disposals	-	(21,382,372)	-
Capitalized costs	-	-	(413,348)
	88,198,264	89,273,453	63,653,612

Operating income	100,156,767	97,492,737	82,762,771

Other expenses (income):
Change in fair value of financial
instruments (note 9(b))	(168,743)	1,991,642	4,430,145
Finance fees, net (note 8)	48,659,399	41,381,317	29,378,415
	48,490,656	43,372,959	33,808,560

Income before income taxes	51,666,111	54,119,777	48,954,211

Income tax expense	417,037	322,115	612,921

Net income and comprehensive income	$51,249,074	$53,797,662	$48,341,290

See accompanying notes to consolidated financial statements.

Greater China Intermodal Investments LLC

Consolidated Statements of Members’ Equity

(Expressed in United States dollars)

Years ended December 31, 2017, 2016 and 2015

	Members’	Accumulated	Members’
	capital	income	equity

Balance, December 31, 2014	$197,357,960	$(15,347,652)	$182,010,308

Capital contributions	180,189,944	-	180,189,944

Net income and comprehensive income	-	48,341,290	48,341,290

Balance, December 31, 2015	377,547,904	32,993,638	410,541,542

Capital contributions, net	38,225,313	-	38,225,313

Net income and comprehensive income	-	53,797,662	53,797,662

Balance, December 31, 2016	415,773,217	86,791,300	502,564,517

Capital contributions, net	61,308,211	-	61,308,211

Net income and comprehensive income	-	51,249,074	51,249,074

Balance, December 31, 2017	$477,081,428	$138,040,374	$615,121,802

See accompanying notes to consolidated financial statements.

Greater China Intermodal Investments LLC

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015

Cash provided by (used in):

Operations:
Net income	$51,249,074	$53,797,662	$48,341,290
Items not involving cash:
Depreciation	48,952,346	44,066,522	30,153,093
Amortization of deferred charges	3,790,691	3,900,144	2,330,370
Unrealized change in fair value of financial instruments	(3,564,153)	(2,766,681)	1,408,108
Shares issued to settle charter commissions	864,887	846,665	726,744
Amortization of other assets	1,743,333	1,696,667	700,000
Expenses related to customer bankruptcy (note 4)	-	22,855,267	-
Gain on disposals	-	(21,382,372)	-
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	1,775,534	(22,650,823)	(6,487,502)
Other assets	(1,235,800)	(3,204,707)	(1,938,821)
Due to related parties	2,714,962	(110,273)	(2,013,187)
Due from entities under common control	(24,667)	(21,537)	-
Accounts payable and accrued liabilities	(443,574)	(1,723,158)	1,118,555
Deferred revenue	359,099	741,852	4,159,065
Tax payable	(15,231)	(1,065)	(1,346)
	106,166,501	76,044,163	78,496,369
Investing:
Expenditures for vessels	(95,151,998)	(370,112,001)	(840,903,534)
Net proceeds from sale of vessels	-	11,393,144	-
Restricted cash	-	-	5,000,000
	(95,151,998)	(358,718,857)	(835,903,534)
Financing:
Capital contributions from members	60,000,000	35,000,000	175,000,000
Draws on credit facilities	66,000,000	157,685,073	744,016,396
Shareholder loan	-	10,583,100	190,497,400
Proceeds from sale of vessels	-	254,000,000	-
Due from entities under common control	-	-	51,645,331
Repayment of credit facilities	(96,682,590)	(109,270,923)	(173,614,469)
Repayment of shareholder loan	(21,166,200)	(60,721,333)	(209,665,000)
Payments for financing fees	(1,874,314)	(874,049)	(5,225,764)
	6,276,896	286,401,868	772,653,894

Increase in cash	17,291,399	3,727,174	15,246,729

Cash, beginning of year	37,838,258	34,111,084	18,864,355

Cash, end of year	$55,129,657	$37,838,258	$34,111,084

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

1.	Operations:

Greater China Intermodal Investments LLC (the “Company”) was formed on March 11, 2011 in the Republic of the Marshall Islands, and together with its wholly-owned subsidiaries (collectively, “the Group”) owns and operates maritime assets.

The Group currently has a total of 18 vessels owned or contracted to be owned, of which 16 vessels are in operation. The Group is in the process of constructing two vessels with deliveries scheduled in 2018.

The Group monitors its liquidity requirements to ensure that it maintains sufficient cash to meet its requirements in the short and long-term. The Group is funded by and dependent upon its members for funding. When funding is needed, the Group issues capital call notices to each of the members in accordance with the LLC agreement. The Group has called $462.7 million as of December 31, 2017 (2016 - $402.7 million). The members are committed to providing $900 million to the Group and Management believes they are all sufficiently funded and able to support the Group.

2.	Significant accounting policies:

(a)Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.

All financial information is presented in United States dollars unless otherwise stated.

(b)Principles of consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(c)Use of estimates and measurement uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosure of contingent assets and liabilities. Estimates are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances, and are subject to review on a periodic basis and adjusted as necessary.

Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel useful lives, expected salvage values and the recoverability of the carrying value of vessels which are subject to future market events, and the fair value of interest rate derivative financial instruments. Actual results could differ from those estimates.

(d)Cash:

Cash consists of United States dollars and Hong Kong dollars held at various banks.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

2.	Significant accounting policies (continued):

(e)Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition costs and delivery costs, less accumulated depreciation.

Vessels under construction include deposits, installment payments, interest, financing costs, construction design, supervision costs, transaction fees (see note 3) and other pre-delivery costs incurred during the construction period. Vessel construction commissions earned by the Group are accounted for as a reduction to the vessel under construction.

Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel in operation, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

Vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. If the carrying amount of the vessel exceeds the estimated net undiscounted future cash flows expected to be generated over the vessel’s remaining useful life, the carrying amount of the vessel is reduced to its estimated fair value.

(f)Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred in obtaining credit facilities and are presented as a direct deduction from the related debt liability. Amortization of deferred financing fees is provided on an effective interest-rate method over the term of the underlying facility and classified as interest expense.

(g)Capitalized interest:

Interest costs, primarily associated with the Group’s vessels under construction, are capitalized as part of the cost of the vessels. Interest costs, which include commitment fees on specified borrowings and the amortization of deferred financing fees, are capitalized based on applying the capitalization rate to the average accumulated vessel expenditures during the period. The capitalization rate is based on the actual or implied rate incurred. Capitalization of interest ceases when the respective project, or discernible portions of the projects, are substantially complete.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

2.	Significant accounting policies (continued):

(h)Income taxes:

The Group is not subject to income taxes, in any jurisdiction, where the Group has principal operations, except for its Hong Kong subsidiary, which generated taxable income in the period. As a result, a provision for current income taxes is recorded in the Group’s consolidated financial statements. The Group is also subject to paying US Gross Transportation Tax, which is payable on the income attributable to any journey, travelling to and from the United States of America.

(i)Revenue recognition:

Revenue from time charters is recognized each day the vessel is on-hire and when collection is reasonably assured. Revenue is recognized straight-line over the charter term. Cash received in excess of earned revenue is recorded as deferred revenue.

(j)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. The Company has entered into interest rate swaps to reduce the Company’s exposure to changing interest rates on its credit facilities.

All of the Company’s derivatives are measured at their fair value at the end of each period. As the derivatives are not designated as accounting hedges, changes in their fair value are recorded in the consolidated statements of net income and comprehensive income.

(k)Financial instruments and fair value measurement:

(i)	Financial assets and liabilities:

The Company has classified its interest rate derivative financial instruments as held-for-trading assets and has recorded them at their fair value. Derivatives that mature within one year are classified as current.

Amounts due from shareholder and due from entities under common control are classified as loans and receivables. Loans and receivables are initially presented at their fair value, with subsequent measurements at amortized cost.

Accounts payable and accrued liabilities, due to affiliates and shareholder loan have been classified as other financial liabilities. Other financial liabilities are initially presented at their fair value, with subsequent measurements at amortized cost.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

2.	Significant accounting policies (continued):

(k)Financial instruments and fair value measurement (continued):

(ii)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Determination of fair value requires the use of observable market data whenever available. Financial instruments are measured at fair value on the balance sheet and are categorized into one of three hierarchy levels based on the transparency of the inputs used to measure the fair values. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value of assets and liabilities.

The three broad levels of inputs within the hierarchy are as follows:

Level 1

-Valuations based on quoted prices of identical instruments in active markets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment;

Level 2	-Valuations based on one or more quoted prices that are not active or for which all significant inputs are observable for the asset or liability, either directly or indirectly; and
Level 3	-Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The disclosures required under this framework are disclosed in note 9.

(l)Recent accounting pronouncements:

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, which introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. ASU 2014-09 also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, with early adoption available.  The Company is currently evaluating the impact of the new revenue standard.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

3.	Related party transactions:

(a)Related party transactions:

The Company has entered into various management and consulting agreements with its members for the provision of certain strategic, financing, construction supervision and administrative services. The Company also entered into commission agreements relating to the shipbuilding contracts.

The Company incurred the following amounts under these agreements:

	2017	2016	2015

Costs incurred under management and consulting agreements:
Transaction fees, construction supervision fees and interest expense	$4,863,222	$16,352,075	$31,690,361
Finance fees paid	850,828	-	1,809,943
Ship management fees and charter commissions	5,984,044	5,782,331	4,385,238
General and administrative expenses	116,667	284,804	388,957
Management fees	-	474,565	1,625,337
Vessel modification reimbursements	7,549,782	-	-

Amounts receivable or owing to related parties under these agreements:

	2017	2016

Amounts received and receivable under commission agreements, credited to:
Vessels	$-	$7,980,000

Amounts receivable from (owing to) related parties:
Due from shareholder	333,261	3,031,820
Due from entities under common control	303,336	278,669
Due to affiliates - current	(3,836,823)	(11,315,924)
Shareholder loan (note 3(b))	(36,100,000)	(57,266,200)

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

3.	Related party transactions (continued):

(a)Related party transactions (continued):

Transaction fees are paid to affiliates, The Carlyle Group (“Carlyle”) and Tiger Management Limited (“Tiger”), based on the aggregate consideration of a purchase or sale contract for a vessel and are capitalized to vessels.

Construction supervision fees are paid to Seaspan Corporation (“Seaspan”), one of our shareholders, to oversee the construction of the Group’s vessels and are capitalized to vessels.

Interest expense is paid to Seaspan in connection with the shareholder loan.

Finance fees are paid to Carlyle and Tiger for services performed in relation to securing the credit and loan facilities described in note 7. These finance fees are recorded as deferred financing fees and amortized over the term of the related credit and loan facilities.

Ship management fees are paid to Seaspan to manage the operations of the Group’s vessels and are included in ship operating expenses.

Vessel modification reimbursements are paid to Seaspan to remit to the vendor for vessel upgrades.

Charter commissions are paid to Tiger for services performed to secure time charters and are recorded as ship operating expenses.

The Group pays management fees based on the capital contributions made by its ultimate controlling member to Carlyle. Management fees are recorded as financing fees and are included in the calculation of interest to be capitalized to vessels under construction.

General and administrative expenses are paid to Carlyle and Tiger for the Group’s running costs.

Commissions are received from Seaspan and are recorded as a reduction to vessels under construction.

(b)Shareholder loan:

In September 2015, the Company and its subsidiaries signed a term loan facility with Seaspan for amounts Seaspan has paid to shipyards in connection with vessels under construction that the Company will acquire on or before delivery. The loans bear interest at rates ranging from 5% to 6% per annum. Seaspan may request repayment of these loans with 45-days’ notice.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

4.	Accounts receivable:

On August 31, 2016, Hanjin Shipping Co., Ltd. (“Hanjin”), one of the Company’s customers, filed for bankruptcy in Korea. As a result of the bankruptcy filing, the Company wrote off $22.9 million, representing the total accounts receivable due from Hanjin as at August 31, 2016. During 2017, the Company paid an extra $0.4 million to settle claims for services provided to vessels formerly chartered to Hanjin.

5.	Vessels:

		Accumulated	Net book
December 31, 2017	Cost	depreciation	value

Vessels	$1,693,080,624	$(122,938,829)	$1,570,141,795
Vessels under construction	46,194,969	-	46,194,969

Vessels	$1,739,275,593	$(122,938,829)	$1,616,336,764

		Accumulated	Net book
December 31, 2016	Cost	depreciation	value

Vessels	$1,569,855,934	$(73,986,483)	$1,495,869,451
Vessels under construction	81,317,672	-	81,317,672

Vessels	$1,651,173,606	$(73,986,483)	$1,577,187,123

6.	Other assets:

	2017	2016

Other assets	$13,626,335	$17,942,391
Bunkers	6,320,810	2,345,951

	$19,947,145	$20,288,342

On August 12, 2014, the Company entered into an agreement with a charterer whereby the charterer amended its charter contracts and gave up its rights to certain purchase options under the related charters. The amount paid to the charterer under this agreement was recorded in other assets and is being amortized over the term of the related time charters.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

7.	Long-term debt:

	2017	2016

$29 million credit facility	$29,990,689	$29,883,788
Term loan credit facilities	1,013,304,404	1,044,093,895
Deferred financing fee	(17,143,334)	(19,061,879)

Long-term debt	1,026,151,759	1,054,915,804

Current portion	(88,161,760)	(87,930,273)

	$937,989,999	$966,985,531

(a)$29 million unsecured credit facility:

On June 8, 2011, the Company entered into four separate unsecured $5 million credit facility agreements. On February 28, 2014, the Company entered into two separate unsecured $4.5 million credit facility agreements. Collectively these facilities are the “$29 million unsecured credit facility”. The total proceeds of the $29 million unsecured credit facility were used to fund the construction of six 10000 TEU vessels.

The Company is subject to an interest free period under the facility until such time that each vessel is delivered. Upon delivery of the vessel, the Company pays a fixed-rate cash interest for the remaining duration of the loan. Three vessels were delivered in 2014, and the remaining three vessels were delivered in 2015. During the construction period, interest has been imputed and capitalized to the vessels under construction at the effective interest rate of 2.7% - 3.7% that represents fair and adequate compensation to the lender for use of the related funds.

Repayment of the principal is due on the third anniversary date of each individual vessel delivery date and may be extended at the option of the borrower for two additional years. In 2017, the Company’s subsidiaries exercised the option and extended repayment of the principal for four of the unsecured credit facility agreements for two additional years. The Company’s subsidiaries may prepay all amounts outstanding without penalty or premium.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

7.	Long-term debt (continued):

(b)Term loan credit facilities:

During 2017, the Company’s subsidiaries entered into one new term loan facility for up to $66 million. At December 31, 2017, the Company’ subsidiaries had 12 term loan facilities available, which provided for aggregate borrowings of up to $1,164.7 million (2016 - $1,173.4 million) to finance the construction of 16 new building vessels, of which $1,013.3 million (2016 - $1,044.1 million) was drawn and outstanding.

The term loan credit facilities bear interest at a rate of LIBOR plus a margin per annum that is payable quarterly.

The subsidiaries of the Company are subject to a commitment fee calculated on the undrawn amounts under the various loan facilities that is payable either semi-annually or quarterly.

Repayment of the principal commences between one month and two years from the date of the first draw for each vessel and is payable in quarterly installments over periods ranging between 5 and 10 years.

The funds borrowed under certain of our term loan facilities, other than a $298 million facility, are secured by:

(i)	deeds of assignment of earnings and insurance from the vessels;
(ii)	ship mortgages;
(iii)	charge over bank accounts; and
(iv)	deeds of charge over the shares of the various subsidiaries.

The funds borrowed under the $298 million facility are secured by:

(i)	deeds of assignment of the shipbuilding contracts, the corresponding refund guarantees, and the earnings from the vessels;
(ii)	deeds of charge over the shares of the various subsidiaries;
(iii)	assignment of charter income and insurance;
(iv)	ship mortgage; and
(v)	charge over bank account.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

7.	Long-term debt (continued):

(b)Term loan credit facilities (continued):

The Company must meet certain financial covenants under these term loan facilities, including maintaining certain minimum tangible net worth and debt to asset ratios. At December 31, 2017, the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

(c)	Minimum repayments:

As at December 31, 2017, minimum repayments for the principal balances outstanding with respect to the credit and loan facilities are as follows:

2018	$88,161,760
2019	105,156,341
2020	90,573,317
2021	95,570,586
2022	161,712,053
Thereafter	502,121,037

$1,043,295,094

The weighted average rate of interest, including the margin, was 4.47% at December 31, 2017 (2016 - 3.48%).

8.	Financing fees:

	2017	2016	2015

Interest on long-term debt	$46,959,285	$42,459,746	$39,210,340
Commitment fees	-	637,834	2,984,801
Finance fees	586,500	474,565	1,625,337
Amortization of deferred financing fees	3,790,691	3,900,144	3,039,837
	51,336,476	47,472,289	46,860,315

Financing fees capitalized	(2,677,077)	(6,090,972)	(17,481,900)

Financing fees, net	$48,659,399	$41,381,317	$29,378,415

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

9.	Financial instruments:

(a)Fair value:

The estimated fair values of the Group’s financial instruments are based on information about the instruments as at the balance sheet dates. The determination of fair value involves uncertainties and judgment and may not be relevant in predicting future earnings or cash flows.

The carrying values of due from shareholder, due from entities under common control, accounts payable and accrued liabilities, due to affiliates and shareholder loan approximate fair values because of their short-term to maturity.

The Company has designated its remaining financial instruments as follows:

		December 31, 2017		December 31, 2016
	Fair value	Carrying	Estimated	Carrying	Estimated
	hierarchy	value	fair value	value	fair value

Held-for-trading:
Fair value of financial instruments - asset	Level 2	$166,335	$166,335	$-	$-
Fair value of financial instruments - liability	Level 2	3,671,513	3,671,513	7,069,331	7,069,331
Other financial liabilities:
Long-term debt, excluding deferred financing fees	Level 3	1,043,295,094	1,064,769,543	1,073,977,683	1,089,128,707

Long-term debt - The fair values of the Group’s variable rate long-term debt, excluding deferred financing fees are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin management considers to be appropriate to the credit risk of the Group. Therefore, the Group has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

Financial instruments - The fair value of the Group’s interest rate swap agreements are the estimated amounts that the Group would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Group or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flow include the fixed interest rate of the swap and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as financial instruments could vary by material amounts in the near term.

(b)Interest rate derivative financial instruments:

The Company uses interest rate swaps to manage its interest rate risk associated with its variable rate debt by exchanging a receipt of floating rate interest for a payment of fixed interest. Counterparties to the interest rate derivative financial instruments are major financial institutions. During 2017, the Company entered into two interest rate caps related to the loan to one of its subsidiaries.  Both interest rate caps are one year instruments which will expire by June 2018.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

9.	Financial instruments (continued):

(b)Interest rate derivative financial instruments (continued):

As of December 31, 2017, the Company had the following outstanding interest rate derivatives:

Fixed per annum	Notional	Maximum
rate swapped for	amounts as of	notional
LIBOR (1)	December 31, 2017	amount	Effective date	Ending date

3.27%	$75,506,162	$87,000,000	September 8, 2015	September 8, 2020
3.09%	74,131,386	87,000,000	June 5, 2015	June 5, 2020
1.60%	48,125,000	70,000,000	April 7, 2014	March 20, 2019

[1]	Excludes the margin the Company pays on its long-term debt.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk, related to the credit risk of the counterparties or our non-performance risk. The fair values of the interest rate derivative financial instruments are primarily determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

The following provides information about the Company’s interest rate derivatives:

Fair value of asset and liability derivatives:

	2017	2016

Fair value of financial instruments asset	$166,335	$-
Fair value of financial instruments liability	3,671,513	7,069,331

(c)Master netting arrangement:

The following tables show the effects of the master netting arrangements on the fair value of the Company’s derivative contract recorded on the consolidated balance sheet:

	Gross		Net amount
	amount of	Gross assets	of liabilities	Cash
	recognized	offset in the	presented in the	collateral	Net
December 31, 2017	liabilities	balance sheet	balance sheet	held	liability

Interest rate swap contract	$3,671,513	$-	$3,671,513	$-	$3,671,513

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

	Gross		Net amount
	amount of	Gross assets	of liabilities	Cash
	recognized	offset in the	presented in the	collateral	Net
December 31, 2016	liabilities	balance sheet	balance sheet	held	liability

Interest rate swap contract	$6,931,963	$-	$6,931,963	$-	$6,931,963

10.	Commitments and contingencies:
(a)

As of December 31, 2017, based on the contractual delivery dates and estimated construction milestone dates, the Group has outstanding commitments for installment payments and supervision fees for vessels under construction as follows:

2018	$150,160,000

The actual installment payments may differ from the amounts presented as the actual construction milestone dates may vary from the estimated ones.

(b)	The Group has entered into time charter agreements with charterers and vessel operating and maintenance agreements with a related party (note 3).

As of December 31, 2017, the minimum future revenues to be received on committed time charter agreements excluding time charter agreements where the charterer has an option to purchase the vessel, are as follows:

2018	$220,105,000
2019	216,915,000
2020	206,543,250
2021	178,774,050
2022	153,438,000
Thereafter	317,968,200
$1,293,743,500

The minimum future revenues are based on 100% utilization, relate to committed time charter agreements currently in effect and assume no renewals or extensions.

Greater China Intermodal Investments LLC

Notes to Consolidated Financial Statements

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Years ended December 31, 2017, 2016 and 2015

11.	Supplemental cash flow information:

	2017	2016	2015

Non-cash transactions:
Transaction fees settled by issuance of equity to a shareholder	$443,324	$2,378,648	$4,011,200
Deferred financing fees settled by issuance of equity to shareholder	-	-	452,000
Charter commission settled by issuance of equity to a shareholder	864,887	846,665	726,744
Settlement of shareholder loan and accrued interest through sale of subsidiaries	-	107,500,000	-
Imputed interest on the $29 million credit facility capitalized to vessels under construction	-	-	36,306
Accrued amounts due to affiliates capitalized to vessels under construction	-	-	5,968,000
Amortization of deferred financing fees capitalized to vessel costs	-	54,674	709,467

Interest and tax payments:
Income taxes paid	15,231	15,322	14,259
Interest paid	51,441,228	47,374,890	41,751,991

12.	Subsequent events:

The Company has evaluated subsequent events up to February 16, 2018, the date the financial statements were available to be issued.